SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  December 11, 2008                  By:  /s/Burgess H. Hildreth_______________

                                                                   Burgess H. Hildreth, Vice President Human Resources

Intertape Polymer Responds to Current Economic Conditions

MONTREAL, QUEBEC and BRADENTON, FLORIDA--(MARKET WIRE)--Dec 9, 2008 -- Intertape Polymer Group Inc. ("Intertape" or the "Company")(Toronto: ITP)(NYSE:ITP) today announced measures to further reduce costs in light of the continuing challenging global financial crisis.

The Company's workforce is being reduced by 152 people from the previous total of 2100. Intertape is extending the holiday shutdown period by an additional week across all of its facilities. Essential services will be maintained. The Company has also reviewed all third party contracts and fees. A number of services have been brought in house and existing fee arrangements have been modified, resulting in significant cost reductions.

"We are taking these necessary and proactive steps, as unfortunate as some are, as we continue our focus on cash management and lean operations," stated Executive Director Melbourne F. Yull. "As previously announced, fourth quarter sales are expected to decline from third quarter levels.

"Nonetheless, we are encouraged with the prospects for 2009. Several new, high-margin products have been developed in-house and have been introduced over the past few months. The additions are in all of our sectors, many in new markets which positions the Company to benefit from further opportunities," concluded Mr. Yull.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company now employs approximately 1,950 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company's future outlook and anticipated events, the Company's business, its operations, its financial condition or its results. Particularly, statements about the Company's objectives and strategies to achieve those objectives are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company's filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

Contact:

     Contacts:

     MaisonBrison

     Rick Leckner

     514-731-0000